WINSTON & STRAWN LLP

35 W. Wacker Dr.

Chicago, Illinois 60601

February 14, 2006

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Energy Transfer Partners, L.P.

Amendment No. 2 to Registration Statement on Form S-4

Re:	Filed January 26, 2006

File No. 333-129920

Dear Mr. Owings:

On behalf of our client, Energy Transfer Partners, L.P. (the “Partnership”), we are responding to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 2, 2006 with respect to the Partnership’s Registration Statement on Form S-4, originally filed with the Commission on November 23, 2005, as amended by Amendment No. 1 thereto as filed with the Commission on January 9, 2006 and Amendment No. 2 thereto as filed with the Commission on January 26, 2006 (the “Registration Statement”) referred to above. We are concurrently filing Amendment No. 3 to the Registration Statement, which has been prepared in response to the Staff’s comments.

Set forth below are the Partnership’s responses to the Staff’s comments. For convenience of reference, we have duplicated the text of each of the Staff’s comments in italicized type below. The Partnership has authorized us to make the factual representations contained in this letter.

Unaudited Pro Forma Consolidated Statement of Operations, page F-1

We read your response to comment 1 in our letter dated January 12, 2006. Please update to include the interim period ended November 30, 2005. Refer to Rule 11-02(c)(2)(i) [of] Regulation S-X.

Mr. H. Christopher Owings

February 14, 2006

Response

The Partnership respectfully submits that Rule 11-02 of Regulation S-X does not require the Partnership to provide an unaudited pro forma consolidated statement of operations for the interim period ended November 30, 2005. Specifically, Rule 11-02(c)(2)(i) of Regulation S-X states that “[p]ro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.” Rule 11-02(c)(2)(i) further states that “[a] pro forma condensed statement of income shall not be filed when the historical income statement reflects the transaction for the entire period.” (emphasis added)

As discussed between our firm and Anthony Watson on February 10, 2006, the Partnership acquired a controlling interest in the company that owned the Houston Pipeline System from subsidiaries of American Electric Power Company on January 26, 2005 (the “HPL Transaction”). In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, the Partnership has included in the Registration Statement an unaudited pro forma condensed consolidated statement of operations for the year ended August 31, 2005. However, because the HPL Transaction was consummated during the Partnership’s 2005 fiscal year, the Partnership’s historical income statement that was included in the Partnership’s quarterly report on Form 10-Q for the quarter ended November 30, 2005 (the Partnership’s first fiscal quarter of its 2006 fiscal year) reflected the HPL Transaction for the entire interim period. Accordingly, as discussed with Anthony Watson, Rule 11-02 of Regulation S-X does not require the Partnership to provide an unaudited pro forma consolidated statement of operations for the interim period ended November 30, 2005, because “the historical income statement reflects the transaction for the entire period.”

Item 22. Undertakings, page II-10

In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. Refer to Questions 3 and 4 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

Response

The Partnership has amended the Registration Statement at page II-11 to include the new undertakings.

Best regards,

/s/ Robert W. Ericson

Robert W. Ericson

cc:	Anthony Watson

George Ohsiek

Pradip Bhaumik

Ellie Quarles

Michael Krimbill

Robert Burk